Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE EXTRAORDINARY GENERAL

ASSEMBLY OF THE SHAREHOLDERS

TO BE HELD ON JANUARY 31, 2025

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Extraordinary General Assembly Meeting of Shareholders (the “General Assembly”) to be held on January 31, 2025, at 15.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye.

Agenda of the General Assembly and Other Information

1.	Opening of the meeting and election of the General Assembly Meeting Chairmanship

The General Assembly Chairmanship shall be elected by the Company’s shareholders as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company.

2.	Authorization of the Meeting Chairman to sign the minutes of the meeting

The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to keep the minutes of the General Assembly and to sign them.

3.	Election of the members of the Board of Directors and determination of their terms of office

The Company’s shareholders shall vote on the election of Messrs. Mikheil Lomtadze, Tengiz Mosidze, Yuri Didenko, Pavel Mironov, Sandro Berdzenishvili and Erman Kalkandelen as members of the Board of Directors, as well as Messrs. Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Stefan Gross-Selbeck as independent members of the Board of Directors for a term of two years, until 31 January 2027; and consequently, to decrease the total number of the Board of Directors members, from eleven to nine.

The résumé of Mr. Mikheil Lomtadze is as below:

Mikheil Lomtadze is the co-founder and has been with Kaspi.kz (Kaspi) since its inception. He currently serves as the Chairman of the Management Board, the Chief Executive Officer and an executive director of Kaspi. Prior to joining Kaspi in 2007, Mr. Lomtadze was a partner at Baring Vostok Capital Partners. From 1995 to 2000, Mr. Lomtadze founded and developed GCG Audit, a strategy consulting and auditing firm in Georgia, which later became part of the Ernst & Young global network. From 2018 to 2022, Mr. Lomtadze was named as the best CEO in Kazakhstan by members of the Kazakhstan Growth Forum. He was also named as the best CEO in Kazakhstan according to the survey carried out by Forbes and PricewaterhouseCoopers from 2017 to 2022. Mr. Lomtadze received a bachelor’s degree from the European School of Management (Georgia) and holds an MBA degree from Harvard Business School (class of 2002). Mr. Lomtadze is currently a member of the Harvard Business School’s Middle East & North Africa Advisory Board.

The résumé of Mr. Tengiz Mosidze is as below:

Tengiz Mosidze joined Kaspi.kz as a member of the founding management team in 2008 and currently serves as the Deputy Chairman of the Management Board and the Chief Financial Officer. Mr. Mosidze has extensive experience in the area of finance. Prior to joining Kaspi, Mr. Mosidze worked at Ernst & Young as a financial manager for the Caucasus and Central Asia region. Prior to that, Mr. Mosidze was part of the World Bank team responsible for the development of microfinance organizations in Georgia. Mr. Mosidze received a bachelor’s degree and a master’s degree in finance from the European School of Management (Georgia). Mr. Mosidze also graduated from the Harvard Business School GMP program (class of 2013).

The résumé of Mr. Yuri Didenko is as below:

Yuri Didenko joined the Kaspi.kz as a member of the founding management team in 2007 and currently serves as Deputy Chairman of the Management Board, responsible for capital markets and treasury. Mr. Didenko has extensive experience in investment and financial analysis. Prior to joining Kaspi, Mr. Didenko was a director of investments at Baring Vostok Capital Partners. Mr. Didenko graduated from the Kyiv National Economic University with a degree in finance and is a CFA charter holder. Mr. Didenko also graduated from the Harvard Business School GMP program (class of 2015).

The résumé of Mr. Pavel Mironov is as below:

Pavel Mironov joined the Kaspi.kz as a member of the founding management team in 2008 and currently serves as Deputy Chairman of the Management Board, responsible for our daily operations. Mr. Mironov has extensive experience in technology. Prior to joining Kaspi, he worked at Tieto, a European IT and software company, and covered projects in Russia, Georgia, Kazakhstan and other CIS countries. Mr. Mironov graduated from the Moscow Institute of Electronics and Mathematics of the Higher School of Economics with a degree in computer science. Mr. Mironov also graduated from the Harvard Business School GMP program (class of 2015).

The résumé of Mr. Alexander (Sandro) Berdzenishvili is as below:

Alexander (Sandro) Berdzenishvili is the Head of the Kaspi Pay. Mr. Berdzenishvili joined Kaspi.kz in 2014.  Prior to that, he worked as Head of Business Development in Universal Card Corporation (Georgia). Mr. Berdzenishvili received an MBA from the Free University of Tbilisi Business School in 2010 (Georgia). He also graduated from the Harvard Business School GMP program (class of 2024).

The résumé of Mr. Erman Kalkandelen is as below:

Erman Kalkandelen has served as a member of our board since August 2020. Mr. Kalkandelen currently serves as the CEO and Chairman of Franklin Templeton Turkey. Mr. Kalkandelen previously co-managed the Templeton Emerging Market Small Cap strategy. He is currently heading the private equity practice of Franklin Templeton in Turkey and CEE and focusing mainly on the technology industry. He is a member of the board of directors of Netlog Lojistik, Gözde Girişim and Gozde Tech Ventures, Fibabanka, Şok Marketler, Bleckmann, Penta Teknoloji and Bizim Toptan. Mr. Kalkandelen holds an MBA, with honors, from Sabanci University. During his MBA, he also studied strategic management at the Warrington School of Business Management, Florida University and graduated with honors from the Labor Economics Department of the Political Sciences Faculty, Ankara University.

The résumé of Mr. Tayfun Bayazıt is as below:

Tayfun Bayazıt has been a member of our board of directors since July 2021 as an independent board member. Mr. Bayazıt started his banking career at Citibank in 1983. He subsequently worked in executive positions within Çukurova Group for 13 consecutive years (Yapı Kredi as Senior EVP and Executive Committee Member, Interbank as CEO, Banque de Commerce et de Placements S.A. Switzerland as President and CEO). In 1999, he was appointed as the Vice Chairman of Doğan Holding and Executive Director of Dışbank. In 2001, he assumed the CEO position at Dışbank. In 2003, he was also appointed as the Chairman and was requested to remain as the CEO of Fortis Türkiye and the region in July 2005 after its acquisition. Subsequently, he was elected as the Chairman of Fortis in 2006. Mr. Bayazıt came back to Yapı Kredi in 2007 (at which time Yapı Kredi was a joint venture owned by UniCredit and Koç Group) as the CEO and two years later he was elected as Chairman. He served as the Chairman of all Yapı Kredi subsidiaries including Yapı Kredi Sigorta (property and casualty insurance) and Yapı Kredi Emeklilik (private pension and life) for 4 years. Yapı Kredi was the fourth largest high street bank in Türkiye with subsidiaries in the Netherlands, Bahrain and Russia, actively involved in mortgage lending among other individual banking activities with a strong digital focus. Mr. Bayazıt left this post in August 2011 to set up his own firm "Bayazit Consulting Services." He was then appointed as the Country Chairman for MarshMcLennan Group, Türkiye in September 2012 and now serves as the Chairman at Polisan Holding, and, board member at Zorlu Holding and Boyner Holding. He is an independent board member at Adel Kalemcilik. He is a member of TUSIAD (Turkish Industry and Business Association) High Advisory Board and takes an active role in other non-governmental organizations such as the World Resources Institute, and the Corporate Governance Association of Türkiye. He is a member of the board of trustees of the Bosphorus University and Turkish Education Volunteers Foundation. Mr. Bayazıt holds a BS degree in Mechanical Engineering (1980) and an MBA from the Columbia University, New York (1983).

The résumé of Mr. Ahmet Fadıl Ashaboğlu is as below:

Ahmet Ashaboğlu joined our board of directors in May 2022 as an independent board member. He began his career as a Research Assistant at Massachusetts lnstitute of Technology (MIT) in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Ashaboğlu moved back to Türkiye and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as the Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Ashaboğlu is currently a board member of various public and private companies including Yapi Kredi Bank, Koç Financial Services, Koç Finansman and Sirena Marine. Mr. Ashaboğlu holds a BSc degree from Tufts University and a Master of Science degree from MIT, both in Mechanical Engineering.

The résumé of Mr. Dr. Stefan Gross-Selbeck is as below:

Dr. Stefan Gross-Selbeck joined our board of directors in January 2023, as an independent board member. He has over twenty years of experience in senior leadership roles including as a CEO, and he held a number of board memberships. Dr. Gross-Selbeck was a Senior Partner and the Managing Director of the Boston Consulting Group until March 2024. Since January 2023 he has been serving as the Global Topic Leader Climate Technologies at BCG. He previously served as the Global Managing Partner of BCG Digital Ventures, the corporate venture arm of the Boston Consulting Group and as the Managing Partner for their European operations. Prior to joining BCG Digital Ventures in 2014, Dr. Gross-Selbeck served as the CEO of New Work SE (formerly known as XING AG), a leading social network for professionals in Europe, between 2009-2013. He also had different management roles at eBay, ProSiebenSat1 and Boston Consulting Group GmbH. Dr. Gross-Selbeck is a member of the advisory boards of the German Startup Association and several ventures built by BCG Digital Ventures. Dr. Gross-Selbeck holds an MBA from INSEAD and has a PhD in law from University of Konstanz, Germany. He studied law and economics at the Universities of Freiburg, Lausanne, Montpellier and Cologne.

4.	Submitting the amendment of Article 6 titled “Capital”, Article 8 titled “Capital Increase and Decrease”, Article 23 titled “Voting Right and Appointment of Proxy”, Article 26 titled “Amendment of Articles of Association” and Article 38 titled “Compliance with Corporate Governance Principles” of the Articles of Association of our Company; and the removal of Article 7 titled “Transfer of Shares” and Article 7/A titled “Partial or Full Termination of Share Classes and Privileged Votes", Article titled “Provisional Article 1” and Article titled “Provisional Article 2” from the Company's Articles of Association to the approval of the General Assembly in accordance with the attached draft amendment text

Pursuant to Article 7/A of the Articles of Association of the Company, privileges accorded to Class A shares shall terminate upon a transfer of the outstanding Class A shares. As a result of the transfer of all outstanding Class A Shares to the Joint Stock Company Kaspi.kz, the termination of the privileges of Class A shares shall be reflected to the Articles of Association; and therefore, the shareholders of the Company shall vote on the following amendments to the Articles of Association of the Company:

•	the amendment of Article 6 titled “Capital”, as a result of which both Class A and Class B shares, as well as references to the Classes of shares located at the last paragraph of the Article will be removed,

•	the abrogation of Article 7 titled “Transfer of Shares”,

•	the abrogation of Article 7/A titled “Partial or Full Termination of Share Classes and Privileged Votes”,

•	the amendment of Article 8 titled “Capital Increase and Decrease”, as a result of which all references to the Classes of shares will be removed,

•	the amendment of Article 23 titled “Voting Right and Appointment of Proxy” as a result of which the provision granting 15 votes per one Class A share in General Assembly meetings and the references to Class B shares included in the same provision will be removed,

•	the amendment of Article 26 titled “Amendment in Articles of Association”, as a result of which the provision requiring a special meeting and approval by Class A shareholders for General Assembly decisions that violate the rights of privileged Class A shares will be removed,

•	the amendment of Article 38 titled “Compliance with Corporate Governance Principles”, as a result of which the reference to Provisional Article 1 of the Articles of Association will be removed. This amendment is proposed as Provisional Article 1 of the Articles of Association is proposed to be abrogated,

•	the abrogation of Provisional Article 1, which requires compliance with the requirement that at least one-third of the board of directors consist of independent members by the 2021 ordinary general assembly meeting. This Provisional Article 1 is proposed to be abrogated due to the provisional nature of the article,

•	the abrogation of Provisional Article 2 detailing the distribution of shares and the privilege structure during the transition to the registered capital system. This Provisional Article 2 is proposed to be abrogated due to the provisional nature of the article.

The proposed amendments to the Articles of Association are attached to this Explanatory Note in a comparative form.

5.	Recommendations and closing

There are no issues to be voted on under Item 5 of the Extraordinary General Assembly Agenda

Annex 1: D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Draft Amendment to the Articles of Association

OLD TEXT	NEW TEXT

ARTICLE 6: CAPITAL

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The ceiling of the registered capital is TRY 280,000,000.00 and is represented by 1,400,000,000 registered shares each having a nominal value of TRY 0.20 (20 Kuruş). The board of directors is authorized to increase the Company’s issued capital by way of issuance of new shares up to the registered capital ceiling, in line with the Turkish Commercial Code. The term of authority is until May 5, 2026. If the permitted registered capital ceiling is not reached by such date, in order for the board of directors to pass a resolution for capital increase after May 5, 2026, the board of directors must obtain authorization from the general assembly for a new term for the previously permitted registered capital ceiling or a new amount registered capital ceiling. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

ARTICLE 6: CAPITAL

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102. The ceiling of the registered capital is TRY 280,000,000.00 and is represented by 1,400,000,000 registered shares each having a nominal value of TRY 0.20 (20 Kuruş). The board of directors is authorized to increase the Company’s issued capital by way of issuance of new shares up to the registered capital ceiling, in line with the Turkish Commercial Code. The term of authority is until May 5, 2026. If the permitted registered capital ceiling is not reached by such date, in order for the board of directors to pass a resolution for capital increase after May 5, 2026, the board of directors must obtain authorization from the general assembly for a new term for the previously permitted registered capital ceiling or a new amount registered capital ceiling. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

Until May 5, 2026, the Board of Directors is authorized to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, restriction of shareholders’ right to acquire new shares, issuance of shares with a value above the nominal value, provided that the registered capital ceiling is not exceeded. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders. The board resolution regarding capital increase shall be announced as stipulated in the announcement article of the articles of association.

The issued share capital of the Company is TRY 65,199,658. The issued share capital of the Company is divided into 325,998,290 registered shares each with a nominal value of TRY 0.20- (20 Kuru&scedil;). The Company’s such issued share capital has been fully paid in cash without collusion.

The shares are composed of 40,000,000 Class A shares with a nominal value of TL 8.000.000 and 285,998,290 Class B shares with a nominal value of TRY 57,199,658.

Until May 5, 2026, the Board of Directors is authorized to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, restriction of shareholders’ right to acquire new shares, issuance of shares with a value above the nominal value, provided that the registered capital ceiling is not exceeded. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders. The board resolution regarding capital increase shall be announced as stipulated in the announcement article of the articles of association.

The issued share capital of the Company is TRY 65,199,658.00. The issued share capital of the Company is divided into 325,998,290 registered shares each with a nominal value of TRY 0.20- (20 Kuru&scedil;). The Company’s such issued share capital has been fully paid in cash without collusion.

~~The shares are composed of 40,000,000 Class A shares with a nominal value of TL 8.000.000 and 285,998,290 325,998,290 Class B shares with a nominal value of TRY 57,199,658 65,199,658.~~

ARTICLE 7: TRANSFER OF SHARES

Transfer of Class B shares is unrestricted, provided that the relevant articles of the Turkish Commercial Code and provisions of these articles of association are reserved. However, Class A shares may be transferred within the framework of the arrangements provided in article titled “Elimination of Share Classes Partially or Completely and Privileged Votes” of these articles of association.

Abrogated.

ARTICLE 7/A: PARTIAL OR FULL TERMINATION OF SHARE CLASSES AND PRIVILEGED VOTES

A. Events Fully Eliminating Privileged Shares

Except for the Permitted Transactions defined in section (D) of this article, in following events, the privileged voting afforded to Class A shares under these articles of association shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards. In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon:

a. 180 days following the transaction that leads to the shares (including both privileged Class A shares and ordinary Class B shares) held by the shareholders who owns Class A shares falls below 7.5% of the total paid-in capital of the Company

b. In the event that the shareholder who owns Class A shares is a real person, 180 days after the date of legal documentation of this person’s or people’s (i) death or (ii) permanent mental incapacity due to health reasons;

c. 1 (one) calendar year after all duties and titles are terminated, in the event that the shareholder who owns Class A shares is a real person, this person or these people (a) resign from the Board of Directors of the Company, (b) do not become a candidate for the Company’s board of directors and (c) in case the conditions of ceasing to hold any employment or consultancy position at the Company are fulfilled together and if this situation is not corrected within 1 (one) calendar year wholly and solely with their own will;

Abrogated.

B. General Time Limit Regarding the Privileged Shares

Notwithstanding occurrence or non-occurrence of the events set forth under (a) to (c) above in section (A) of this article hereinabove, on the 20th anniversary of the date on which the Company’s shares or other securities representing the Company’s capital start to be traded in any stock exchange, the voting privilege afforded to all Class A shares existing as of such date, shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards, In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon.

C.  Events Partially Eliminating Privileged Shares

Except for the Permitted Transactions defined in section (D) of this article, in following events, the privileged voting afforded to Class A shares under these articles of association shall automatically terminate, to the extent permitted by the provisions of the Turkish Commercial Code and other legislation, without revival afterwards. In any case, if these situations occur, the articles of association hereby shall be amended and share classes and references to share classes shall be removed in the first general assembly meeting to be held thereupon:

a. Except for the cases included in the scope of “Permitted Transactions” below, in the event that Class A shares are transferred to any third real or legal person, as of the date of this transfer, only in relation to the transferred shares; and

b. Upon application of the shareholders who owns Class A shares to the Central Registry Agency of Turkey (Merkezi Kay&inodot;t Kurulu&scedil;u Anonim &Scedil;irketi) or a substitute institution to convert such shares to tradable form in the stock exchange for any reason including for sale thereof in the stock exchange or subjecting the same to collateral and only in relation to the transferred shares.

D. Permitted Transactions

However, in case of occurrence of Permitted Transactions, even if they are within the scope of the transactions stated under the above headings (A), (B) and (C) of this article, Class A shares may be transferred without being converted to Class B shares. Below transactions are “Permitted Transactions”:

a. Legal or arbitrary transfer transactions to be made by the shareholder who owns Class A shares to his or her first or second degree relatives; and

b. Transactions whereby Class A shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns Class A shares.

ARTICLE 8: CAPITAL INCREASE AND DECREASE The Company’s share capital may be increased or decreased when necessary, within the framework of the provisions of the Turkish Commercial Code.	ARTICLE 8: CAPITAL INCREASE AND DECREASE The Company’s share capital may be increased or decreased when necessary, within the framework of the provisions of the Turkish Commercial Code.

Bonus shares issued in capital increases through bonus issues shall be distributed to the existing shareholders as of the date of the increase pro rata to their shares.

Unless otherwise determined, in capital increases to be made, Class A shares shall be issued in return for the Class A shares and Class B shares shall be issued in return for the Class B shares. In paid capital increase, in relation to Class A shares, if the owners of the said shares do not exercise their right to acquire new shares, only the relevant Class A shares shall automatically be converted to Class B shares.

Bonus shares issued in capital increases through bonus issues shall be distributed to the existing shareholders as of the date of the increase pro rata to their shares.

~~Unless otherwise determined, in capital increases to be made, Class A shares shall be issued in return for the Class A shares and Class B shares shall be issued in return for the Class B shares. In paid capital increase, in relation to Class A shares, if the owners of the said shares do not exercise their right to acquire new shares, only the relevant Class A shares shall automatically be converted to Class B shares.~~

ARTICLE 23: VOTING RIGHT AND APPOINTMENT OF PROXY

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who owns these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

In the General Assembly meetings, votes are cast openly. However, a ballot can be held upon request of the shareholders who owns at least 1/20 of the capital represented in the meeting.

ARTICLE 23: VOTING RIGHT AND APPOINTMENT OF PROXY

In Ordinary and Extraordinary General Assembly meetings, ~~each Class A share grants 15 (fifteen) votes to the shareholders who owns these shares and~~ each ~~of Class B~~ share grants one vote to the shareholders~~, provided that provisions of the Turkish Commercial Code are reserved~~.

In the General Assembly meetings, votes are cast openly. However, a ballot can be held upon request of the shareholders who owns at least 1/20 of the capital represented in the meeting.

ARTICLE 26: AMENDMENT IN ARTICLES OF ASSOCIATION

Amendments to the articles of association shall be decided in the general assembly to be called in line with the provisions of the Turkish Commercial Code and the Articles of Association, within the framework of provisions of the Turkish Commercial Code and the articles of association. The amendments to the articles of association must be registered and announced.

Amendments to the articles of association shall bind third parties after registration thereof.

In case the amendment of the articles of association is subject to the permission of the Ministry of Trade or another public institution or organization, the draft amendments to the articles of association, which are not approved by the mentioned public institutions or organizations, cannot be included in the agenda of the general assembly and cannot be discussed.

Pursuant to the provisions of Article 454 of the Turkish Commercial Code, if the decision of the general assembly on amendment of the articles of association is of a nature that violates the rights of privileged shareholders of Class A shares, this decision shall be made in a special meeting to be held by Class A shareholders, unless approved by a decision they will take within the framework of the provisions of the relevant legislation, it is not applicable.

ARTICLE 26: AMENDMENT IN ARTICLES OF ASSOCIATION

Amendments to the articles of association shall be decided in the general assembly to be called in line with the provisions of the Turkish Commercial Code and the Articles of Association, within the framework of provisions of the Turkish Commercial Code and the articles of association. The amendments to the articles of association must be registered and announced.

Amendments to the articles of association shall bind third parties after registration thereof.

In case the amendment of the articles of association is subject to the permission of the Ministry of Trade or another public institution or organization, the draft amendments to the articles of association, which are not approved by the mentioned public institutions or organizations, cannot be included in the agenda of the general assembly and cannot be discussed.

~~Pursuant to the provisions of Article 454 of the Turkish Commercial Code, if the decision of the general assembly on amendment of the articles of association is of a nature that violates the rights of privileged shareholders of Class A shares, this decision shall be made in a special meeting to be held by Class A shareholders, unless approved by a decision they will take within the framework of the provisions of the relevant legislation, it is not applicable.~~

ARTICLE 38: COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Although it is not mandatory for the company to comply, utmost care is taken to comply with the corporate governance principles required by the Capital Markets Board of the companies traded in Borsa Istanbul A.Ş. The regulations of the Capital Markets Board regarding independent members of the board of directors are complied with and the number and qualifications of the independent members who will take part in the board of directors are determined according to the regulations of the Capital Markets Board on corporate governance, provided that the provisions of Article 10 and Provisional Article 1 of the articles of association are reserved.

ARTICLE 38: COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Although it is not mandatory for the company to comply, utmost care is taken to comply with the corporate governance principles required by the Capital Markets Board of the companies traded in Borsa Istanbul A.Ş. The regulations of the Capital Markets Board regarding independent members of the board of directors are complied with and the number and qualifications of the independent members who will take part in the board of directors are determined according to the regulations of the Capital Markets Board on corporate governance, provided that ~~the provisions of~~ Article 10 ~~and Provisional Article 1~~ of the articles of association are reserved.

PROVISIONAL ARTICLE 1

Compliance will be ensured at the ordinary general assembly meeting for the accounting period of 2021 at the latest with regard to the fact that at least one third of the number of members of the board of directors should be made up of independent members, included in the 10th article of this articles of association.

Abrogated.

PROVISIONAL ARTICLE 2

During the change of the privilege structure allocated to the shares representing the company capital, which is realized in the transition to the registered capital system through the amendment of the articles of association. The distribution of shares representing the Company’s capital is as follows:

Abrogated.

Shareholder	Class	Number of Shares	Turkish Lira
Hanzade Vasfiye Doğan Boyner	A	40,000,000	8,000,000
	B	29,864,015	5,972,803
Vuslat Doğan Sabancı	B	48,539,180	9,707,836
Yaşar Begümhan Doğan Faralyalı	B	48,539,170	9,707,834
Arzuhan Doğan Yalçındağ	B	44,271,070	8,854,214
Işıl Doğan	B	2,032,785	406,557
TurkCommerce B.V.	B	71,082,070	14,216,414
Total		284,328,290	56,865,658